UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2021
Commission File Number
0-99

PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México,
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form 20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1)
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7)
Yes  ☐            No  ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b)
under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒

Recent Developments
The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form
20-F
of Petróleos Mexicanos for the fiscal year ended December 31, 2020 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 17, 2021 (which we refer to as the Form
20-F)
and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form
20-F.
Selected Financial Data
The selected financial data as of PEMEX’s recent results includes unaudited financial results as of and for the nine-month period ended September 30, 2021, released on October 28, 2021. The tables and discussion below include selected unaudited financial information as of September 30, 2021 and for the nine-months periods ended September 30, 2021 and 2020 prepared in accordance with IAS 34, as issued by the IASB.
SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	December 31,	September 30, (1)
	2020	2020	2021
		(millions of pesos)
Statement of Comprehensive Income Data
Net sales	n.a.	704,835	1,049,699
Operating income	n.a.	25,127	249,549
Financing income	n.a.	9,521	20,084
Financing cost	n.a.	(130,197)	(110,412)
Derivative financial instruments income (cost), net	n.a.	2,003	(21,632)
Foreign exchange (loss), net	n.a.	(383,467)	(23,408)
Net (loss)	n.a.	(605,175)	(100,238)
Statement of Financial Position Data
Cash and cash equivalents	39,990	n.a.	39,641
Total assets	1,928,488	n.a.	2,051,739
Long-term debt (2)	1,867,630	n.a.	1,826,843
Total long-term liabilities (3)	3,560,805	n.a.	3,308,682
Total equity (deficit)	(2,404,727)	n.a.	(2,090,667)
Statement of Cash Flows Data
Depreciation and amortization	n.a.	99,181	100,620
Acquisition of wells, pipelines, properties, plant and equipment (4)	n.a.	(90,783)	(128,736)

Note:	n.a. = Not applicable.
(1)	Derived from September 2021 and 2020 interim financial statements, which are unaudited.
(2)	As of September 30, 2021 and December 31, 2020, long-term debt does not include short-term indebtedness of Ps. 468,639 million and Ps. 391,097 million respectively.
(3)	As of September 30, 2021 and December 31, 2020, total long-term liabilities do not include short-term liabilities of Ps. 833,723 million and Ps. 772,410 million respectively.
(4)	Includes capitalized finance cost.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX
The following table sets forth our capitalization as of September 30, 2021.

	As of September 30, 2021 (1)
	(millions of pesos or U.S. dollars)
Long-term leases (2)	Ps. 53,127	U.S. $	2,616
Long-term external debt	1,674,825		82,479
Long-term domestic debt	152,018		7,486

Total long-term debt (3)	1,826,843		89,965

Total long-term leases and long-term debt	1,879,970		92,581
Certificates of Contribution “A” (4)	692,781		34,117
Mexican Government contributions to Petróleos Mexicanos	43,731		2,154
Legal reserve	1,002		49
Accumulated other comprehensive result	(4,837)		(238)
Accumulated deficit from prior years	(2,723,476)		(134,122)
Net (loss) (5)	(100,094)		(4,929)

Total controlling interest	(2,090,893)		(102,969)
Total non-controlling interest	226		11

Total equity (deficit)	(2,090,667)		(102,958)

Total capitalization	(210,697)		(10,377)

Note:	Numbers may not total due to rounding.
(1)
Derived from September 2021 interim financial statements, which are unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 20.3060 = U.S. $1.00 as of September 30, 2021. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	Total long-term leases does not include short-term leases of Ps. 7,227 million (U.S. $356 million) as of September 30, 2021.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 468,639 million (U.S. $23,079 million) as of September 30, 2021.
(4)	Equity instruments held by the Mexican Government.
(5)	Excluding amounts attributable to non-controlling interests of Ps. (143,602) million for the nine-month period ended September 30, 2021.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.
Financial Review
Results of Operations of PEMEX—For the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.
General
The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial information. This interim financial information should be read in conjunction with the Form
20-F.

	Nine months ended September 30,
	2020	2021 (1)

	(millions of pesos or U.S. Dollars)
Net sales:
Domestic	Ps. 377,063	Ps. 533,851	U.S.$	26,290
Export	324,231	512,370		25,232
Services income	3,541	3,478		171

Total of sales	704,835	1,049,699		51,693
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	16,111	38,242		1,883
Cost of sales	585,244	732,291		36,063

Gross income	135,702	355,650		17,513
General expenses	117,631	114,881		5,657
Other revenues	7,823	12,349		608
Other expenses	(767)	(3,569)		(176)

Operating income	25,127	249,549		12,288
Financing income	9,521	20,084		989
Financing (cost)	(130,197)	(110,412)		(5,437)
Derivative financial instruments income (cost), net	2,003	(21,632)		(1,065)
Foreign exchange (loss), net	(383,467)	(23,408)		(1,153)
(Loss) sharing in joint ventures and associates	(2,215)	(3,167)		(156)

Income (loss) before duties, taxes and other	(479,228)	111,014		5,466
Total duties, taxes and other	125,947	211,252		10,403

Net (loss)	(605,175)	(100,238)		(4,937)
Other comprehensive results for the period	22,300	246,448		12,137

Comprehensive income (loss)	Ps. (582,875)	Ps. 146,210	U.S.$	7,200

Note:	Numbers may not total due to rounding.
(1)
Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 20.3060 = U.S. 1.00 at September 30, 2021. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial information.
Total sales
Total sales increased by 48.9% or Ps. 344.9 billion in the first nine months of 2021, from Ps. 704.8 billion in the first nine months of 2020 to Ps. 1,049.7 billion in the first nine months of 2021, mainly due to increases in domestic sales prices of gasoline, jet fuel, natural gas and natural gas liquids and an 87.9% increase in the weighted average price of Mexican crude oil for export sales.
Cost of sales increased by 25.1%, or Ps. 147.0 billion in the first nine months of 2021, from Ps. 585.3 billion in the first nine months of 2020 to Ps. 732.3 billion in the first nine months of 2021. This increase was mainly due to (1) a Ps. 91.6 billion increase in import purchases, primarily Premium and Magna gasoline and natural gas, due to increased demand, which, in turn, was primarily the result of the gradual recovery of economic activity following the decline caused by the
COVID-19
pandemic and (2) a Ps. 27.5 billion increase in exploration and extraction taxes and duties, mainly due to the recovery of hydrocarbon prices from lows reached in the initial months of the
COVID-19
pandemic.
Net reversal of impairment of wells, pipelines, properties, plant and equipment increased by Ps. 22.1 billion in the first nine months of 2021 as compared to the first nine months of 2020, from a net reversal of impairment of Ps. 16.1 billion as of September 30, 2020 to a net reversal of impairment of Ps. 38.2 billion as of September 30, 2021. This net reversal of impairment was primarily due to a net reversal of impairment of Ps. 37.6 billion in the cash generating units (CGUs) of Pemex Exploration and Production, mainly due to an increase in projected crude oil prices and a decrease in the discount rate.

Financing income increased by Ps. 10.6 billion in the first nine months of 2021, from Ps. 9.5 billion in the first nine months of 2020 to Ps. 20.1 billion in the first nine months of 2021. This increase was mainly due to effects from the recognition of changes in accounts receivable as a result of the sale of hydrocarbons to Asia.
Financing cost decreased by Ps. 19.8 billion in the first nine months of 2021, from Ps. 130.2 billion in the first nine months of 2020 to Ps. 110.4 billion in the first nine months of 2021, mainly due to the effect of the 1.8% depreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2021, as compared to a higher depreciation of 19.2% for the same period of 2020.
Derivative financial instruments (cost), net, increased by Ps. 23.6 billion, from a derivative financial instruments income of Ps. 2.0 billion in the first nine months of 2020 to a derivative financial instruments cost of Ps. (21.6) billion in the first nine months of 2021, due to (1) a decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net decrease in other derivative financial instruments, such as currency options and crude oil options.
A substantial portion of our debt, 85.6% as of September 30, 2021, is denominated in foreign currency. Foreign exchange loss decreased by Ps. 360.1 billion, from a foreign exchange loss of Ps. 383.5 billion in the first nine months of 2020 to a foreign exchange loss of Ps. 23.4 billion in the first nine months of 2021, primarily due to the effect of lower depreciation of the peso against the U.S. dollar for the first nine months of 2021, as compared to the higher depreciation of the peso against the U.S. dollar for the first nine months of 2020. The value of the peso in U.S. dollar terms depreciated by 19.2%, from Ps. 18.8452 = U.S. $1.00 as of December 31, 2019 to Ps. 22.4573 = U.S. $1.00 as of September 30, 2020, as compared to a 1.8% depreciation of the peso in U.S. dollar terms from Ps. 19.9487 = U.S. $1.00 as of December 31, 2020 to Ps. 20.3060 = U.S. $1.00 as of September 30, 2021.
In the first nine months of 2021, we had a net loss of Ps. 100.2 billion, as compared to a net loss of Ps. 605.2 billion in the first nine months of 2020.
This decrease in net loss was mainly the result of (1) a Ps. 344.9 billion increase in total sales, mainly due to an increase in domestic sales prices of gasoline, jet fuel, natural gas and natural gas liquids and in the weighted average price of Mexican crude oil exports, (2) a Ps. 22.1 billion increase in net reversal of impairment of wells, pipelines, properties, plant and equipment and (3) a Ps. 360.1 billion decrease in foreign exchange loss, mainly due to lower depreciation of the peso against the U.S. dollar for the first nine months of 2021 as compared to the first nine months of 2020; partially offset by (1) a Ps. 147.0 billion increase in cost of sales, mainly in cost of import purchases (primarily Premium and Magna gasoline and natural gas) due to increase demand, which in turn was primarily the result of the gradual recovery of economic activity following the decline caused by the
COVID-19
pandemic and (2) a Ps. 85.3 billion increase in taxes and duties, mainly due to a 87.9% increase in the weighted average export price of Mexican crude oil.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel QuevedoHernández
Emmanuel QuevedoHernández
Managing Director of Treasury
Date:
November 12
, 2021
FORWARD-LOOKING STATEMENTS
This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.